UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42728

Masonglory Limited

Room 8, 25/F, CRE Centre

889 Cheung Sha Wan

Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Other Information

Attached hereto as Exhibit 99.1 is the unaudited condensed consolidated financial statements of Masonglory Limited as of September 30, 2025 and for the six months ended September 30, 2025 and 2024; and attached hereto as Exhibit 99.2 is the management’s discussion and analysis of financial condition and results of operations of Masonglory Limited.

Exhibit Index

Exhibit No.	Description
99.1	Masonglory Limited’s Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2025 and for the six months ended September 30, 2025 and 2024
99.2	Masonglory Limited’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masonglory Limited

By:	/s/ Tse Shing Fung
Name:	Tse Shing Fung
Title:	Chairman of the Board and Director

Date: March 31, 2026

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